No. 812-13561

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION
FROM SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

ALLIED CAPITAL CORPORATION
1919 Pennsylvania Avenue, NW
Washington, DC 20006-3434
(202) 721-6100
Callidus Capital Management, LLC
520 Madison Avenue, 27th Floor
New York, NY 10022
(212) 893-6980

All Communications, Notices and Orders to:
John M. Scheurer
Chief Executive Officer and President
Allied Capital Corporation
1919 Pennsylvania Avenue, NW
Washington, DC 20006-3434

Copies to:
Steven B. Boehm, Esquire
Cynthia M. Krus, Esquire
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

TABLE OF CONTENTS

Page
I. INTRODUCTION	1

II. THE COMPANY	3

A. The Company’s Management and Board of Directors	6

B. Callidus	8

III. REASONS FOR REQUEST	15

A. The Growth and Increased Profitability of the Company	15

IV. DISCUSSION OF AUTHORITY	20

A. Section 12(d)(3)	20

B. Ownership of Callidus is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions	22

C. The Commission Has Previously Granted Relief to Permit Registered Investment Companies and BDCs to Own Significant Interests in Registered Investment Advisers	29

D. Holding Callidus is Consistent With the Protection of Investors	33

E. Allowing the Company to Continue to Hold Callidus is Appropriate in the Public Interest	33

F. Conclusion	35

V. CONDITIONS	35

VI. THE DELEGATED AUTHORITY OF THE DIVISION OF INVESTMENT MANAGEMENT	36

VII. AUTHORIZATION	38

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of:

ALLIED CAPITAL CORPORATION
1919 Pennsylvania Avenue, NW
Washington, D.C. 20006-3434

Callidus Capital Management, LLC
520 Madison Avenue
27th Floor
New York, NY 10022

File No. 812-13561
Investment Company Act of 1940
AMENDMENT NO. 2 TO
APPLICATION FOR AN ORDER PURSUANT TO
SECTION 6(c) OF THE INVESTMENT COMPANY
ACT OF 1940 GRANTING AN EXEMPTION FROM
THE PROVISIONS OF SECTION 12(d)(3) OF THE
INVESTMENT COMPANY
ACT OF 1940
I. INTRODUCTION
     Allied Capital Corporation (the “Company”), an internally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)1 under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), hereby applies for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act2 granting an exemption from the provisions of Section 12(d)(3), to the extent necessary, to permit the Company to hold up to 100% of the outstanding voting equity interests of its portfolio company, Callidus Capital Management, LLC (“Callidus”) should Callidus be required to

[1]	Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.

[2]	Unless otherwise indicated, all section references herein are to the 1940 Act.

register as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), or should Callidus establish one or more majority-owned subsidiaries which may register with the Commission as investment advisers.
     Callidus is an independently managed portfolio company of the Company. The Company originally invested in Callidus in 2003. The Company currently owns 100% of the voting equity interests of Callidus.3 Callidus currently manages a series of nine highly structured funds and also acts as a special manager to another fund managed by the Company.4 In addition, Callidus provides certain portfolio administration services to five additional funds managed by the Company. Callidus’ plans to continue to increase the number of funds under management such that Callidus anticipates that it will need to register as an investment adviser with the Commission.5 In addition, Callidus may, from time to time, deem it appropriate to establish majority-owned subsidiaries through which to manage one or more funds. One or more of such majority-owned subsidiaries may register with the Commission as investment advisers.
     The Company believes the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. As discussed in greater detail in Section IV.C, below, the Commission has granted relief similar to that being requested here to Baker, Fentress & Company, PMC Capital Inc., Broad Street Investing Corporation, and General American Investors Company, Inc.

[3]	The Company owns 100% of Callidus Capital Corporation through which it owns Callidus.

[4]	Callidus acts as special manager to the Allied Capital Senior Debt Fund, L.P., which is managed by the Company through its wholly owned subsidiary, A.C. Corporation.

[5]	Callidus currently relies on the exemption set forth in Section 203(b)(3) of the Advisers Act that an investment adviser with fewer than 15 clients is not required to register. Callidus will register as an investment adviser, if required to do so under the Advisers Act.

II. THE COMPANY
     The Company, a Maryland corporation, is an internally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. The Company has participated in the private equity business since it was founded in 1958 and has operated as a public company since 1960. The Company provides long-term debt and equity capital to primarily private middle market companies in a variety of industries. Since its founding, the Company has invested more than $13 billion in thousands of companies nationwide. The Company is headquartered in Washington, DC.
     As of March 31, 2009, the Company’s private finance portfolio included investments in 132 companies that generate aggregate annual revenues of over $12 billion and employ more than 75,000 people. The Company has elected to be treated for federal income tax purposes as a regulated investment company (“RIC”) within the meaning of Section 851 of the Internal Revenue Code (the “Code”), to be entitled to the benefits accorded under Subchapter M of the Code (“Subchapter M”). Shares of the Company’s common stock are traded on the New York Stock Exchange under the symbol “ALD”. As of March 31, 2009, there were 178,691,875 shares of the Company’s common stock issued and outstanding.
     The Company’s primary investment objective is to achieve current income and capital gains. In order to achieve this objective, the Company primarily invests in debt and equity securities of private companies in a variety of industries. However, from time to time, the Company may invest in companies that are public but generally lack access to additional public capital. The Company’s investments are generally long-term in nature and privately negotiated, and no readily available market exists for them. This makes the Company’s investments highly illiquid and, as a result, they cannot be readily traded.

     Debt investments may include senior loans, unitranche debt (an instrument that combines both senior and subordinated financing, generally in a first lien position), or subordinated debt (with or without equity features). The Company may make equity investments in portfolio companies, or may receive equity features, such as nominal cost warrants, in conjunction with its debt investments.
     The Company may underwrite or arrange senior loans related to its portfolio investments or for other companies that are not in its portfolio and may earn a fee for such activities. Senior loans underwritten or arranged by the Company may or may not be funded by the Company at closing. When these senior loans are closed, the Company may fund all or a portion of the underwritten commitment pending sale of the loan to other investors, which may include loan sales to Callidus, funds managed by Callidus or funds managed by the Company. After completion of the loan sales, the Company may or may not retain a position in these senior loans. The Company generally earns a fee on the senior loans its underwrites or arranges whether or not it funds the underwritten commitment.
     The Company may also invest in the bonds or preferred shares/income notes of collateralized loan obligations (CLOs) or collateralized debt obligations (CDOs), where the underlying collateral pool consists of senior loans, including CLOs and CDOs managed by Callidus or by the Company. As of March 31, 2009, the Company held investments in eight funds managed by Callidus:

($ In Thousands)		3/31/09	3/31/09
CLO	Investment	Cost	Value
Callidus Debt Partners CDO Fund I, Ltd.	Class C Notes	$18,907	$11,108

Callidus Debt Partners CDO Fund I, Ltd.	Class D Notes	9,454	—
Callidus Debt Partners CLO Fund III, Ltd.	Preferred Shares	20,138	6,360
Callidus MAPS CLO Fund I LLC	Class E Notes	17,000	11,120
Callidus MAPS CLO Fund I LLC	Income Notes	43,814	13,428

($ In Thousands)		3/31/09	3/31/09
CLO	Investment	Cost	Value
Callidus Debt Partners CLO Fund IV, Ltd.	Class D Notes	2,074	1,607
Callidus Debt Partners CLO Fund IV, Ltd.	Income Notes	15,040	5,487
Callidus Debt Partners CLO Fund V, Ltd.	Income Notes	13,631	6,924

Callidus MAPS CLO Fund II, Ltd.	Class D Notes	3,615	3,005
Callidus MAPS CLO Fund II, Ltd.	Income Notes	18,804	4,401

Callidus Debt Partners CLO Fund VI, Ltd.	Class D Notes	7,180	4,004
Callidus Debt Partners CLO Fund VI, Ltd.	Income Notes	28,954	8,708
Callidus Debt Partners CLO Fund VII, Ltd.	Income Notes	24,688	10,520

		$223,299	$86,672

     The various funds managed by Callidus have investments in 19 companies that also have received investment from the Company, or approximately 4% of the value of the underlying investments in all of the funds managed by Callidus.
     In addition to managing its own assets, the Company manages certain funds that also invest in the debt and equity securities of primarily private middle market companies in a variety of industries (together, the “Managed Funds”). As of March 31, 2009, the funds managed by the Company had total assets of $3.2 billion. Callidus provides services to certain of the Managed Funds. The Company and its subsidiaries have engaged Callidus to provide portfolio administration services in connection with the management of certain of the Managed Funds. Callidus manages a database of information related to the performance and financial metrics of the underlying collateral assets in certain of the Managed Funds, and provides reports, schedules and other data related to the underlying assets that the Company, as collateral manager, is required to prepare and provide under the Managed Funds’ operative documents. Callidus also assists the Company to identify and transact with counterparties for the potential purchase or sale of underlying collateral and may facilitate such trades upon request. At the request of the Company, Callidus may also help the manager with its monitoring of adherence to the Managed Funds’ operative documents, and may assist in the preparation of trade tickets, assignment agreements, and other trade-related documentation.
     During 2007, the Company established the Unitranche Fund LLC (now known as the Senior Secured Loan Fund LLC) and the Allied Capital Senior Debt Fund, L.P. In the first quarter of 2008, the Company formed the AGILE Fund I, LLC and assumed the management of Knightsbridge CLO 2007-1 Ltd. In the second quarter of 2008, the Company formed Knightsbridge CLO 2008-1 Ltd. In the first quarter of 2009, the Company acquired the management contracts of three middle market senior debt CLOs (together, the “Emporia Funds”) and certain other related assets. The Company’s responsibilities to the Managed Funds may include origination, underwriting, and portfolio monitoring and development services consistent with the activities that it performs for its portfolio. Each of the Managed Funds may separately invest in the debt or equity of a company depending on each fund’s investment strategy and other factors. The Company’s portfolio may include debt or equity investments issued by the same portfolio company as investments held by one or more Managed Funds, and these investments may be senior, pari passu or junior to the debt and equity investments held by the Managed Funds. The Company may or may not participate in investments made by investment funds managed by the Company or one of its affiliates.
     A. The Company’s Management and Board of Directors
     The Company is internally managed and, thus, does not currently have an external investment adviser within the meaning of Section 2(a)(20). The Company is overseen by a 13-member board of directors (the “Board”) of whom nine are not considered interested persons of the Company within the meaning of Section 2(a)(19) (the “non-interested directors”) and four are considered interested persons of the Company within the meaning of Section 2(a)(19) (the “interested directors”).
     The Board is actively involved in the oversight of the Company’s affairs and the Company relies extensively on the judgment and experience of its directors. The Board also has several specialized committees, including the Audit Committee, Executive Committee, Compensation Committee, Corporate Governance/ Nominating Committee, and Board Investment Review Committee. Management of the Company is responsible for the oversight and management of the Company’s investment portfolio. In addition, the Board Investment Review Committee approves certain investment decisions.
     In a typical transaction, the Company’s management reviews, analyzes, and substantiates through due diligence, the business plan and operations of the prospective portfolio company. The Company performs financial and operational due diligence, studies the industry and competitive landscape, and conducts reference checks with company management or other employees, customers, suppliers, and competitors, as necessary. The Company may work with external consultants, including accounting firms and industry or operational consultants, in performing due diligence and in monitoring its portfolio investments.
     Once a prospective portfolio company is determined to be suitable for investment, the Company works with the management and the other capital providers, including senior, junior, and equity capital providers, to structure a transaction. The Company’s investments are tailored to the facts and circumstances of each deal. The Company has a centralized, credit-based approval process for its investments. The key steps in the Company’s investment process are:
•	Initial investment screening;

•	Initial investment approval;

•	Due diligence, structuring and negotiation;

•	Internal review of diligence results, including peer review;

•	Final investment approval;

•	Approval by the Investment Review Committee of the Board of Directors for all debt investments that represent a commitment equal to or greater than $20 million and every buyout transaction; and

•	Funding of the investment.
     B. Callidus
     Callidus is a specialized asset management company focused on managing and structuring investments in collateralized senior loan obligations, collateralized debt obligations and other related investments. Callidus is a limited liability company organized in the state of Delaware. Callidus is 100% owned by Callidus Capital Corp. (a Delaware corporation), which is in turn 100% owned by Allied Capital Corporation. The Company holds Callidus through Callidus Capital Corp. for purposes of limiting liability. The Company initially acquired approximately 80% of the voting equity interests of Callidus through Callidus Capital Corp. for $4.9 million in 2003. At that time, Callidus had $700 million in assets under management through two funds. Since its initial investment, the Company has continued to invest in Callidus through additional debt and equity investments.
     On August 31, 2008, the Company, through Callidus Capital Corp., acquired the remaining 20% equity interests in Callidus from the management of Callidus for an implied enterprise valuation of $64 million (equity value of $50 million with outstanding debt representing the remaining value).6 As part of the transaction, Callidus adopted a new incentive plan under which it may grant to participants “unit appreciation rights” or “UARs” that replicate the appreciation in value from the date of grant of a corresponding number of limited liability company “units” of Callidus (up to a maximum of 6.25% of the equity of Callidus). Each UAR has an exercise price equal to the fair market value of one limited liability company “unit” of Callidus on the date of grant and, subject to certain vesting and other restrictions, may be settled only in cash. UARs are generally non-transferable and have no voting or other rights associated with equity of Callidus.7
     At March 31, 2009 the Company’s investment in Callidus was as follows:

($ In Thousands)	Cost	Value
Subordinated Debt	16,203	16,203
Common Stock	—	27,705

	$16,203	$43,908

     Over the course of the past five years, Callidus has grown its assets under management to approximately $3.5 billion. Three of the founders of Callidus currently manage Callidus with the support of several investment professionals. Callidus currently manages a series of nine highly structured funds and also acts as special manager to another fund managed by the Company. In addition, Callidus may, from time to time, deem it appropriate to establish majority-owned subsidiaries through which to manage one or more funds. One or more of such majority-owned subsidiaries may register with the Commission as investment advisers.

[6]	The Company financed Callidus Capital Corporation’s purchase with a $22.5 million note, of which $16.2 million was funded at March 31, 2009. The remaining obligation for the purchase price will be paid in installments.

[7]	The unit appreciation rights serve as an incentive to enable management to share in 6.25% of the expected further appreciation in the value of Callidus’ equity securities over time.

     As of March 31, 2009, Callidus operations consisted of managing nine investment funds with total assets of approximately $3.5 billion, the objective of each of which is to generate income from debt investments:
(1)	Callidus Debt Partners CDO Fund I, Ltd. (“CDO I”) is a fund raised in 2001 for $400.5 million that invests primarily in high yield bonds and broadly syndicated senior secured loans.

(2)	Callidus Debt Partners CLO Fund II, Ltd. (“CLO II”) is a fund raised in 2003 for $300 million that invests primarily in broadly syndicated senior secured loans and a limited number of high yield bonds.

(3)	Callidus Debt Partners CLO Fund III, Ltd. (“CLO III”) is a fund raised in 2004 for $400 million that invests primarily in broadly syndicated senior secured loans and a limited number of high yield bonds.

(4)	Callidus MAPS CLO Fund I (“MAPS I”) is a fund raised in 2005 for $408.2 million that invests in middle market senior secured loans and second lien loans.

(5)	Callidus Debt Partners CLO Fund IV, Ltd. (“CLO IV”) is a fund raised in 2006 for $515 million that invests primarily in broadly syndicated senior secured loans.

(6)	Callidus Debt Partners CLO Fund V, Ltd. (“CLO V”) is a fund raised in 2006 for $410.4 million that invests primarily in broadly syndicated senior secured loans.

(7)	Callidus MAPS CLO Fund II (“MAPS II”) is a fund raised in 2007 for $400 million that invests in middle market senior secured loans and in broadly syndicated senior secured loans.

(8)	Callidus Debt Partners CLO Fund VI, Ltd. (“CLO VI”) is a fund raised in 2007 for $400 million that invests primarily in broadly syndicated senior secured loans.

(9)	Callidus Debt Partners CLO Fund VII, Ltd. (“CLO VII”) is a fund raised in 2007 for $600 million that invests primarily in broadly syndicated senior secured loans.
     Callidus is compensated for managing these funds through a management fee and a performance-based incentive fee. The management fees paid to Callidus for managing these funds range from 0.40% to 0.75%, and the incentive fees range from 20% to 30% of available cash flows after the managed funds have achieved targeted returns ranging from 12% to 15%.
     In addition, Callidus acts as special manager for various administrative functions to the

     Allied Capital Senior Debt Fund, which invests primarily in senior debt positions. A.C. Corporation, a subsidiary of the Company, acts as manager to the Allied Capital Senior Debt Fund. A.C. Corporation earns a management fee of up to 2% of the committed equity capital of this fund and pays Callidus 25% of that management fee to compensate Callidus for its role as special manager. The Company currently pays fees to Callidus ranging from 0.06% to 0.10% of assets under management for certain administrative functions it provides related to certain other Managed Funds. No Callidus employees receive any compensation from the Company or its affiliates other than from Callidus.
     Callidus’ investment activity operates separate and apart from the Company’s investment activity. There is no overlap in credit approval processes. From time to time, the Company or the Managed Funds may choose to sell assets, and Callidus may independently determine that it is in the best interests of one or more of the Callidus managed funds to acquire such assets, and such decision would be made through the Callidus investment committee process which does not include any representatives from the Company. While assets may be offered to Callidus by the Company, Callidus management, pursuant to its credit selection process, makes the decision as to whether such asset should be acquired. There is no obligation of any kind for Callidus to acquire such assets from the Company. As a result, the Company has no ability to control or influence the investment origination or exit activities of the Callidus managed funds. The results of Callidus’ investment sourcing or exit activities are only known to the Company after the fact, and only if Callidus were to prepare detailed portfolio activity reports for the benefit of Callidus’ board of directors.
     Because the Company and Callidus each conduct separate investment sourcing, portfolio management, and asset monitoring activities for their separate portfolios, it is unlikely that conflicts of interest between the two companies will occur. The Callidus credit review committee is composed entirely of Callidus employees; the Company’s credit review committees are composed entirely of the Company’s employees. Moreover, the Callidus board of directors is not involved in the day to day management of the Callidus managed funds portfolios or Callidus as the asset manager. Callidus provides regular reporting to the Company regarding the current performance of the Callidus managed funds. These reports are used by certain of the Company’s employees, including members of the Callidus board of directors, to monitor the Company’s investments in the Callidus managed funds as well as its investment in Callidus as an asset manager.
     The Company has developed trading and allocation procedures, which are designed to fairly and equitably allocate suitable investments to the Managed Funds with similar investment strategies over time and in accordance with applicable investment and regulatory restrictions for each Managed Fund, and to prevent conflicts of interest. When the Company identifies an investment opportunity, the suitability of such opportunity is assessed for each of the Managed Funds. If, after giving consideration to each fund’s investment focus, it is determined that the investment opportunity is potentially suitable for one or more of the Managed Funds, the Company will consider other factors that could affect suitability, including but not limited to the targeted risk and returns parameters of each suitable fund. Additionally, each Managed Fund has specific structural nuances. Specific fund parameters that may be considered include:
•	a fund’s ability to directly originate transactions (versus acquire from third parties)

•	relevant investment guidelines

•	fund liquidity

•	portfolio compliance restrictions, including discount obligation minimum price, for collateral obligations

•	industry and obligor diversification requirements

•	asset allocation objectives

•	return objectives

•	risk tolerances

•	overcollateralization tests and cushions
     If, after considering the relevant factors, it is determined that an investment opportunity is suitable for more than one Managed Fund, then such investment may be allocated between the funds by the Company’s portfolio manager(s), giving consideration to the availability and current pricing of the asset. Trades may be allocated on a basis other than pro rata as long as, in the judgment of the Company, the funds are treated in a fair and equitable manner over time. The Company maintains a trade log, which lists all executed trades and allocations and the basis of the allocation.
     Dispositions are reviewed and approved by the applicable credit review committee and the basis for allocation determinations that are made between the Funds, and any other relevant factors, is discussed with the committee. The Company makes a determination as to the impact of a proposed sale on each Managed Fund’s portfolio as a whole to determine whether or not it is in the best interests of the fund to sell its interest.
     Because the Company is managing both its own portfolio as well as those of its Managed Funds, the Company has developed additional conflict of interest procedures. To the extent that the Company originated an asset that is being considered for sale by the Company to one or more of the Managed Funds, third-party conflict reviewers for the relevant Managed Fund(s) are generally sought to review the terms of the transaction and to provide an assessment as to whether a conflict of interest exists and whether such terms are reasonable.
     Callidus also follows allocation procedures that are designed to be fair and equitable over time related to the assessment of suitability and the basis on which allocations to suitable funds may be made with respect to acquisitions and dispositions. When a Callidus managed fund acquires an asset from the Company or another affiliate, a third party reviews the purchase to determine that the asset is purchased at fair value. Callidus independently determines whether the terms of any proposed transactions between the Company and the Callidus managed funds are fair. It is expected that at such time as Callidus is required to register as an investment adviser under the Advisers Act, it will adopt more formal policies and procedures related to allocation and trading, among other things.
     Although the Company does not control the investment activities of Callidus, it does exercise oversight for the strategic direction of Callidus through its representation on Callidus’ board of directors, including the power to control the policies of Callidus that affect the Company. The Callidus board of directors is primarily focused on overall fund management strategy of Callidus, the integrity of the credit selection and monitoring process, the performance of the Callidus managed funds, and the overall financial performance of Callidus as an asset manager. In its board oversight capacity, the directors direct the authorities and roles of management. As an example, the board may direct Callidus to augment certain aspects of its credit processes in order to seek better overall fund performance. It would be the obligation of the Callidus management team to implement these directives through, as examples, the adoption of augmented credit review or monitoring procedures, an updated investment policy or other such measures. The Callidus board would typically expect to discuss how such directives were implemented at the next board meeting. In this way, the Company has the power to control the policies of Callidus that affect the Company, but it is not involved in the implementation of such policies.
     The board of directors of Callidus is currently composed of three members, all of whom are officers of the Company. In the future, Callidus may expand its board of directors to include one or more members of Callidus management and one or more independent directors, who may be equity investors in one or more Callidus managed funds. The Callidus board of directors typically meets on a quarterly basis.
     The Company’s significant ownership interest in Callidus aligns the interests of the Company with those of the management of Callidus. The senior managing directors at Callidus are participants in a UAR program that is based on the growth of the value of the Callidus asset management platform over time. Like all performance-based equity compensation programs, the management team is only rewarded under this program if the fair value of Callidus increases, and any such increases in fair value will also benefit the Company’s shareholders. Thus, the benefit of Callidus’ growth over time inures proportionately to the management team at Callidus and to the Company’s shareholders.
III. REASONS FOR REQUEST
     A. The Growth and Increased Profitability of the Company
     The Company believes that Callidus’ business will continue to grow, whether through organic growth or through one or more acquisitions of asset managers or asset management contracts, including the potential acquisition of one or more asset management contracts from the Company. Such growth would increase the value of the Company’s investment and provide additional value to the Company’s shareholders. The Company further believes that allowing

Callidus’ assets under management to increase to the point where it may be required to register as an investment adviser is in the best interests of the Company and its shareholders because: (1) as Callidus’ assets under management increase, the value of the Company’s investment in Callidus will likely increase; (2) the Company has expended capital and other resources to further Callidus’ growth and the Company’s shareholders should be permitted to benefit from Callidus’ future growth and profitability as a registered investment adviser; and (3) it would be imprudent for the Company to prematurely divest its investment in Callidus prior to Callidus achieving its maximum potential value, which regulatory limitations would, absent relief, require the Company to do.
          1. As Callidus’ assets under management increase, the value of the Company’s investment will likely increase. As Callidus’ assets under management increase, the revenue generated by the advisory fees it charges is also expected to increase. The increased revenue should, in turn, result in an increase in the value of the Company’s investment in Callidus, which will inure to the benefit of the Company’s shareholders. Further, Callidus could be even more attractive as an asset manager if it were a registered investment adviser, which could lead to additional assets under management, and this benefit should, again, inure to the Company’s shareholders. In addition, the growth of Callidus’ assets under management over time should reduce Callidus’ operating expense ratios and, thus, increase its profitability. Callidus’ operating expenses as a percentage of its assets under management are likely to decline as Callidus’ assets under management increase because personnel and other operating expenses do not typically increase proportionately with increases in the amount of assets managed. Therefore, over time, the Company’s shareholders should gain additional value from the Company’s investment.

          2. The Company has expended capital and other resources to further Callidus’ growth and the Company’s shareholders should be permitted to benefit from Callidus’ future growth and profitability as a registered investment adviser. The Company enters into each investment it makes with a plan to add value to the portfolio company. The Company’s investment in Callidus is an example of this approach to investing. Through its investment of capital and other resources in Callidus, the Company has contributed to the growth of Callidus. Since its initial investment in Callidus, the Company has provided financing to fund working capital and to support the asset management activities of Callidus. As a BDC, the Company is required to make available managerial assistance to its portfolio companies, and from time to time has provided such assistance to Callidus. Given the Company’s substantial operating history, industry contacts, and operating resources, as well as the similarities of the businesses, the Company’s senior level professionals have worked with Callidus’ management team to assist them with building their business. The Company and Callidus have policies and procedures to mitigate conflicts of interests between the two companies, and the impact of any conflicts is limited because the Company’s significant ownership interest in Callidus aligns the interests of the Company with those of the management of Callidus. The value derived from such managerial assistance benefits both the Company and Callidus.
     These investments of capital and other resources are the means through which the Company grows the value of its portfolio investments and, in turn, grows its returns to its shareholders. The Company has significantly contributed to the growth in the value of its investment in Callidus, and the Company believes that it is likely that Callidus will become even more valuable as a registered investment adviser. Allowing the Company to continue to hold

Callidus as a portfolio company is both consistent with the objectives of the Company and beneficial to the Company’s shareholders.
          3. It would be imprudent for the Company to prematurely divest its investment in Callidus prior to Callidus achieving its maximum value, which regulatory limitations would, absent relief, require the Company to do. Callidus is currently a wholly owned portfolio company of the Company, and, as noted above, its continued growth makes it likely that it will soon be required to register with the Commission as an investment adviser. If the requested Order is not issued, the Company will be forced to dispose of its current interests in Callidus when it becomes a registered investment adviser, thus not allowing the Company to participate in any future growth. The Company believes that such a disposition, at a time when its investment in Callidus has not reached its maximum potential value, would be premature and imprudent. Most importantly, such an exit would be disadvantageous to the Company’s shareholders to the extent the Company would be denied the opportunity to realize its maximum potential return on the investment.
     The Company’s management and its Board have considered each of the factors discussed above and believe that ensuring the ability to continue to own Callidus is in the best interests of the Company’s shareholders and its business. On August 31, 2008, the Company purchased the remaining 20% of the voting equity of Callidus. In connection with that transaction, management and the Board further considered the Company’s investment in Callidus and determined that continued ownership of Callidus in anticipation of further growth by Callidus is beneficial to the Company and its shareholders. In the absence of the requested exemptive relief, the Company would be left with two undesirable options: (1) to transfer its current ownership interests in Callidus to an unaffiliated third party and, thus, lose the benefit of its continuing investment in Callidus; or (2) intentionally stymie the growth of Callidus. These options are not only inconsistent with the Company’s stated business model, but eliminate any opportunity for the shareholders of the Company to benefit from Callidus’ growth despite the Company’s past assistance in the development of Callidus’ asset management business. As discussed above, the Company’s investment objective is to achieve current income and capital gains. Continued investment in Callidus as it continues to grow is consistent with the Company’s investment objective and stated business model. The Company expects that it will provide information regarding its investment in Callidus to its shareholders through its annual and periodic filings with the Commission and other public disclosure, as it does with its other significant investments. Permitting the Company to continue to own Callidus once it becomes a registered investment adviser will enable Callidus to engage in activities that further its development, as well as the growth of the funds it manages and the assets of other potential advisory clients. Any additional risks to the Company and its business from the growth in its investment in Callidus and the expected expansion of advisory services by Callidus will also be identified and publicly disclosed.
     Since its initial investment in 2003, the value of the Company’s investment in Callidus has grown to $43.9 million. In that same time, Callidus has grown from having $700 million in assets under management to its current portfolio of approximately $3.5 billion. As discussed further in Section IV, below, it would be counter to the purposes of the legislation that created BDCs to require the Company to dispose of Callidus because its growth has been successful, a result fueled largely by the investments in it made by the Company.

IV. DISCUSSION OF AUTHORITY
     A. Section 12(d)(3)
     Section 12(d)(3) provides that:
     [i]t shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under title II of this Act, unless (A) such person is a corporation all the outstanding securities of which...are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities.
     Section 60 provides that Section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.
     The Company currently owns 100% of the voting equity interests in Callidus. However, it is not expected that Callidus would also be a broker-dealer that is primarily engaged in the business of underwriting and distributing securities issued by other persons.8 The ownership of Callidus, if it becomes necessary for it to register as an investment adviser, would thus cause the Company to be in violation of the provisions of Section 12(d)(3) unless the requested Order is issued.

[8]	While neither the Commission nor its staff has ever identified the threshold level of activity an entity must meet to be “primarily engaged” in the business of underwriting and distributing securities issued by other persons, the Commission in the investment company status context has taken the position that “primarily engaged” means that the entity devotes at least 55 percent of its assets to a business and it derives at least 55 percent of its income from that business. See, e.g., Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies and Related Entities, Investment Company Act Release No. 17682 (Aug. 17, 1990) at fn. 33 (“In various contexts, the term ‘primarily engaged’ in a business has been taken to mean that at least 55% of a company’s assets are employed in, and 55% of a company’s income is derived from, that business.”).

     Rule 12d3-1 under the Act provides certain limited relief from the restrictions of Section 12(d)(3). In relevant part, Rule 12d3-1 provides that:
     (a) Notwithstanding section 12(d)(3) of the Act, a registered investment company, or any company or companies controlled by such registered investment company (“acquiring company”) may acquire any security issued by any person that, in its most recent fiscal year, derived 15 percent or less of its gross revenues from securities related activities unless the acquiring company would control such person after the acquisition.
     (b) Notwithstanding section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:
(1) Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer’s equity securities;
     Since the Company expects that all of Callidus’s gross revenues will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company will own a majority of the outstanding securities of Callidus, an exemption pursuant to Rule 12d3-1(a) or (b) from the provisions of Section 12(d)(3) does not appear to be applicable.
     As more fully set forth below, the Company believes that continuing to hold Callidus is consistent with the purposes of the 1940 Act, including the protection of investors, and appropriate in the public interest. In addition, the Commission has previously granted similar exemptive relief to other BDCs and registered closed-end investment management companies to allow those companies to establish an investment adviser subsidiary.9

[9]	Prior to May 1996, Baker Fentress & Company was both a registered closed-end management investment company and a registered investment adviser. Similarly, from 1974 to 1991, General American Investors Company, Inc. operated as both a registered closed-end management investment company and registered investment adviser.

B.	Ownership of Callidus is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions
     Holding Callidus as an independently managed portfolio company of the Company does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and conflicts of interest and reciprocal practices. Legislative history suggests that the prohibitions set forth within Section 12(d)(3) were intended, in part, to protect investment companies from making what were considered at the time to be risky investments.10 Specifically, the limitations imposed by Section 12(d)(3) were intended to limit the risk of a registered investment company’s exposure to the “‘entrepreneurial risks,’ or general liabilities, that are peculiar to securities related businesses.”11 Much of this concern stemmed from the fact that, in 1940, when Section 12(d)(3) was adopted, most securities-related businesses were organized as privately held general partnerships.12 As a result, an investment in such a company would expose an investment company to the unlimited liabilities of a general partner.
     While the nascent securities-related business sector of the financial services industry of the 1930s may have been populated by companies that were viewed as risky investments because they were organized as private partnerships,13 today’s financial services industry is subject to a

[10]	See In the Matter of Pacific Coast Mortgage Company, 22 S.E.C. 829, at p. 832 (May 23, 1946) (“Manifestly, the rational of Section 12(d)(3) which is obviously intended to prevent operating investment companies from engaging in diverse financial activities in conjunction with persons other than investment companies.”)

[11]	See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19716 at 6 (Sept. 16, 1993). See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

[12]	See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

[13]	See Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725, 49 Fed. Reg. 2912 (Jan. 24, 1984) (according to the release, in 1940 most securities-related businesses were organized as private partnerships and, thus, exposed investment company shareholders to the entrepreneurial risks associated with general partnership interests in those securities related businesses).

much more robust body of regulation, which contributes to a more conservative risk profile for those companies that comprise the industry. Moreover, the risks presented by the form of organization of a securities-related business are no longer as germane as they were at the time of the adoption of Section 12(d)(3) because many formerly closely-held securities-related businesses have reorganized into corporate forms that are characterized by limited liability in an effort to raise capital through the public capital markets. Based on data collected from the Investment Adviser Registration Depository (“IARD”) as of April 6, 2007, the vast majority (88.92%) of investment advisory firms were organized as either corporations or limited liability companies compared to a mere 4% of registered investment advisers that were organized as general partnerships.14
     The Company’s shareholders are not exposed to the risk of unlimited liability associated with an interest in Callidus, because they are insulated by a layer of liability protection between Callidus and the Company as Callidus is organized as a separate entity and is structured as a limited liability company, not a partnership. In addition, the Company owns Callidus through Callidus Capital Corp. for liability purposes. Therefore, if Callidus were to experience an unexpected and total loss of capital, the Company would lose only the capital invested in Callidus (and any subsequent capital contributions) just as the Company would in the case of losses incurred by any other portfolio investment. Callidus may also establish majority-owned subsidiaries that may register as investment advisers. The Company’s business, including its other portfolio companies, would be protected from any additional monetary or legal liability.

[14]	Evolution-Revolution: A Profile of the Investment Adviser Profession (July 2007) (50.5% of all registered investment advisers were organized as corporations and 38.39% were organized as limited liability companies).

     Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers.15 As with the 1940 Act in general, Section 12(d)(3) was an attempt by the Commission to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies. The Commission provided examples of such situations in the Report on the Study of Investment Trusts and Investment Companies (the “Investment Trust Study”).16 For example, the Commission was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.17 It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.18 Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was intended to address what is commonly referred to as “propping.” Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to “prop” up the

[15]	15 U.S.C. § 80a-1(b)(2) (1940).

[16]	H.R. Doc. No. 707, 75th Cong., 3d Sess. (1938)

[17]	Id. part I, at 76-77.

[18]	Id.

value of the affiliate’s stock. As discussed in the Investment Trust Study, bank sponsored investment companies were particularly susceptible to propping.19
     As early as 1964, however, the Commission recognized that the operation of Section 12(d)(3) was counterproductive under certain circumstances and unduly limited the investment options of investment companies.20 As operating companies and other non-securities related businesses acquired securities firms with more regularity in the early 1960s, it became clear that the literal application of Section 12(d)(3) was harming investment companies and denying their shareholders investment opportunities by preventing them from investing in large operating companies such as General Electric, Sears, Roebuck, and General Motors, which owned or controlled financial intermediaries such as broker-dealers, investment advisers, underwriters, and insurance companies.21
     As discussed previously, the Company is a well-established and financially successful BDC that has an extensive portfolio of investments of which Callidus is currently a part. As a result, Callidus will remain a single component of a much larger organization, and will not be in a position to exercise influence over the Company. In addition, the Company owns 100 percent of the voting equity interests in Callidus and, if the requested relief is granted, will maintain a majority (greater than 50 percent) ownership of the voting equity interests in Callidus in order to continue to exercise oversight for the strategic direction of Callidus, including the power to

[19]	Id. Part III, at 131 (“Following the market crash of October of 1929, the funds of the Chatham Phenix Allied Corporation were utilized to support the market price of the stock of Chatham Phenix National Bank & Trust Company.”).

[20]	See Adoption of Rule 12d-1 to Provide Conditional Exemption of Certain Purchases or Acquisitions of Securities from the Prohibitions of Section 12(d)(3) of the Investment Company Act of 1940, Investment Company Act Release No. 4044 (Sept. 4, 1964) (hereinafter “Release 4044”).

[21]	See id.

control the policies that affect the Company and to protect the Company from potential conflicts of interest and reciprocal practices. As a condition to the Company’s requested relief, the Company will not dispose of the voting equity interests of Callidus if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding voting equity interests of Callidus unless the Company disposes of 100 percent of its interest in Callidus in order to prevent the Company from becoming a minority shareholder of Callidus. Moreover, because the Company expects to continue to operate as an internally managed BDC, it will not be dependent on Callidus for the provision of investment advice or other services. In addition, while the Company intends for Callidus to succeed, the Company’s financial success will not be dependent upon Callidus’ success.
     Applicants do not believe the majority-owned Callidus presents the potential for the type of abuse intended to be eliminated by the provisions of Section 12(d)(3). On several occasions, the Commission has recognized that some of the concerns that apparently led to the adoption of Section 12(d)(3) are no longer relevant due to the development and advancement of the securities industry. On each of these occasions, the Commission determined that the restrictions imposed by Section 12(d)(3) were overly restrictive and warranted certain exemptive relief. In 1964, the Commission adopted Rule 12d-1, which is now Rule 12d3-1, exempting certain acquisitions from the provisions of Section 12(d)(3).22 The Commission later substantively amended Rule 12d3-1 in 198423 and 1993.24

[22]	See Release 4044, supra note 18.

[23]	See Exemption of Acquisitions by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 14036 (July 13, 1984).

[24]	See Investment Company Act Release No. 19716, supra note [8].

     Holding Callidus as an independently managed portfolio company of the Company is consistent with the general intent behind the adoption of Rule 12d3-1. When the Rule was adopted in its original form in 1964, the Commission noted that “[i]t appears to the Commission that under certain circumstances the provisions of Section 12(d)(3) operate to reduce the range of securities that investment companies may select for and hold in their portfolios.”25 The Commission further noted that “[i]t appears to the Commission that where the conditions set forth in the Rule are satisfied it is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to permit registered investment companies to acquire and hold such investment interests.”26
     Thus, in adopting the Rule, the Commission was attempting to reduce the restrictions on investment company investments in companies engaged in securities related activities as long as such reductions did not come at the expense of investor protection. As is noted above, Section 12(d)(3) was intended to protect investors, in part, by preventing potential conflicts of interest and reciprocal practices between investment companies and securities related businesses.
     In the present case, the Company is requesting that the Commission reduce the restrictions on the investments that it can make in a company that is engaged in securities related activities, and the Company submits that such investment will not raise issues regarding conflicts of interest and reciprocal practices. Such issues will not arise for the reasons noted herein and because the Company will own a majority of Callidus, and Callidus will be a downstream affiliate of the Company. The Commission has acknowledged that it does not believe “downstream” affiliates

[25]	See Release 4044, supra note 18.

[26]	See Release 4044, supra note 18.

raise conflicts of interest issues through the adoption of Rule 57b-1, which exempts from the provisions of Section 57(a) downstream affiliates of business development companies.
     At such time as Callidus is required to register as an investment adviser under the Advisers Act, it will become subject to regulation by the Commission. As a result, it will maintain formal policies and procedures related to its operations, including among other things, trading, allocation, conflicts of interest, personal investing by supervised persons, and gifts and entertainment. All such policies, as expected to be formally adopted, are designed to ensure that management of the investment adviser is conducted in the best interests of the managed funds. This, in turn, benefits Callidus as the asset manager in its ability to continue to grow its business over time, raise and manage new funds, and develop a successful track record. The adoption of such policies and procedures as required by the Advisers Act, and the requirement to appoint a chief compliance officer who will oversee Callidus’ compliance with such obligations, will further ensure that Callidus’ operations are conducted in a manner that is in the best interests of the Callidus managed funds as well as the shareholders of Callidus and consistent with the purposes fairly intended by the policy and provisions of the Act.
     It is the Company’s belief that an exemption from Section 12(d)(3) is warranted where a BDC maintains ownership of an independently managed registered investment adviser as a portfolio company. It will permit the Company to continue to realize the increase in the value of a portfolio company to which it has invested considerable resources. Allowing the Company to continue to hold Callidus as an investment is both consistent with the purposes fairly intended by the 1940 Act’s policies and provisions, and advances the primary purpose behind the legislation that created BDCs - namely, “to raise funds from both public and private sources and remove unnecessary statutory impediments to their entrepreneurial activities ...; [and to] encourage increased cooperation ... to promote capital formation.”27 Further, as previously noted, if the requested relief is not granted, the Company will be forced to either intentionally stymie Callidus’ growth or dispose of its current interests in Callidus if it registers with the Commission as an investment adviser. Such options run counter to the purposes of the legislation governing BDCs, which mandate that BDCs assist in the growth and development of their portfolio companies.28 Further, the procedures and policies that the Company has adopted with respect to Callidus and the methods of operations will ensure that the Company will continue to be operated and managed in the interests of its shareholders and that ownership by it of Callidus will otherwise be consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
C.	The Commission Has Previously Granted Relief to Permit Registered Investment Companies and BDCs to Own Significant Interests in Registered Investment Advisers
     The Commission has previously granted similar exemptive relief to permit registered investment companies to establish an investment adviser subsidiary. For example, The Vanguard Group, Inc. (“TVGI”), obtained exemptive relief to permit the Vanguard Funds to acquire and capitalize TVGI, which became a registered investment adviser in August 1976.29 In contrast to the relief requested by the Vanguard Funds, the facts presented in this Application pose a less complicated relationship between the Company and Callidus that does not give rise to many of the concerns addressed in the requests for relief and subsequent orders issued to the Vanguard

[27]	S. Rep. 96-958, 96th Cong., 2d. Sess. at 3 (1980).

[28]	See Small Business Investment Incentive Act of 1980, Pub. L.No. 96-477, 94 Stat. 2275 (Oct. 21, 1980).

[29]	See Investment Company Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18, 1975) (order) (permitting the Vanguard Funds to acquire and capitalize TVGI, and internalize their corporate administrative functions); Investment Company Act Release Nos. 9616 (Jan. 19, 1977) (notice) and 9664 (Mar. 4, 1977) (order) (permitting the Funds to continue to acquire shares of TVGI after TVGI registered as an investment adviser).

Funds. Such concerns largely stemmed from the fact that TVGI was and is responsible for providing advisory, administrative and distribution services to the Vanguard Funds.
     Particularly relevant to this request is the fact that the Commission has previously granted similar relief to permit internally managed closed-end investment companies, which are functionally and structurally similar to BDCs,30 to establish investment adviser subsidiaries.31 All but two of the previous requests involved a situation in which the subsidiary would provide advisory services to the parent following the complete or partial externalization of the closed-end fund’s management function.32 The request for relief set forth herein does not present the same potential for conflicts of interest and reciprocal practices between investment companies and the investment adviser subsidiaries that were addressed in the previous requests for similar relief largely because Callidus will not serve as an investment adviser to the Company and will continue to be independently managed.
     In 1996, the Commission issued an order to Baker, Fentress & Company, et al. (“Baker Fentress”), a registered, internally managed closed-end fund and registered investment adviser, to permit it to purchase all of the stock of John A. Levin & Co., Inc. (“LEVCO”), a registered investment adviser. Following the acquisition, the order further permitted LEVCO to, among other things, continue to operate and advise certain private investment companies structured as

[30]	It is worth noting that the Company, prior to its election to be regulated as a BDC, also had a wholly owned registered investment adviser subsidiary, Allied Advisory, Inc., for a number of years prior to spinning it off in 1989. See Investment Company Act Release Nos. 17227 (Nov. 17, 1989) (notice) and 17269 (Dec. 19, 1989) (order).

[31]	See, General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1990) (order) (pursuant to delegated authority).

[32]	The investment adviser subsidiary of PMC Capital, Inc. was organized for the purpose of providing advisory services to a real estate investment trust organized by PMC Capital, Inc.

limited partnerships. Baker Fentress sought to generate growth by increasing the assets under management, but was constrained by Code limitations. Baker Fentress formed a wholly owned subsidiary to acquire LEVCO (with its established investment management business and its two wholly owned subsidiaries, one of which was a broker-dealer). LEVCO was then merged into the wholly owned subsidiary and LEVCO’s registered investment adviser’s wholly owned subsidiaries became wholly owned subsidiaries of the newly formed Baker Fentress subsidiary, New LEVCO. Upon completion of acquisition and merger, Baker Fentress expected that it would externalize the management of one of its portfolios to New LEVCO in addition to its management of the former LEVCO advisory clients.
     Because New LEVCO would be Baker Fentress’ investment adviser following the acquisition and merger, it was necessary for the Commission to grant an exemption from Section 2(a)(1), so that Baker Fentress’ directors would not be deemed to be “interested” persons of Baker Fentress solely because of Baker Fentress’ ownership of New LEVCO. As stated previously, the Company’s request for exemptive relief does not raise this issue because Callidus will not be responsible for advising the Company. In addition, because of the nature of the transactions involved, it was necessary for Baker Fentress to request relief from Section 17 as well. The Company’s request for relief does not raise any Section 17 concerns because Callidus is a downstream affiliate of the Company. As a BDC, the limitations on transactions with affiliates are regulated by Section 57. Pursuant to Rule 57b-1, transactions with a downstream affiliate of the Company, like Callidus, are exempt from the provisions of Section 57(a). This exemption would also apply to any company controlled by Callidus because such companies would also be downstream affiliates of the Company. Lastly, the Baker Fentress exemptive application requested an exemption from Section 2(a)(3)(D) so that the limited partners of the private investment company partnerships, which were to be operated and advised by New LEVCO following the acquisition and merger of LEVCO, would not be deemed to be affiliated persons of Baker Fentress solely because of their status as limited partners. The Company’s acquisition of Callidus does not raise similar concerns.
     While the General American Investors Company, Inc., and Broad Street Investing Corporation requests for exemptive relief are largely similar to the Company’s request, they each involved additional facts or circumstances that necessitate additional relief similar to the Baker Fentress application.
     The General American Investors Company, Inc.33 and Broad Street Investing Corporation34 exemptive requests both involved the complete or partial externalization of internal management functions of internally managed funds to the newly formed investment adviser subsidiaries of the funds in question. The PMC Capital, Inc. request for relief proposed that PMC Capital, Inc. and the real estate investment trust advised by PMC Capital, Inc.’s newly formed investment adviser subsidiary would enter into a loan origination agreement, which raised the specter of a joint enterprise or other joint arrangement under Section 17(d). This request for relief does not raise these additional concerns, but it does include many of the same protective conditions included in these prior exemptive relief requests. Therefore, this request should present a stronger case in support of granting exemptive relief.

[33]	See, General American Investors Company, Inc., Investment Company Act Release Nos. 18277 (Aug. 19, 1991) (notice) and 18322 (Sept. 17, 1991) (order) (this order amended the order issued in 1980).

[34]	See Broad Street Investing Corporation, Investment Company Release Nos. 7071 (Mar. 16, 1972) (notice) and 7117 (Apr. 4, 1972) (order)

     D. Holding Callidus is Consistent With the Protection of Investors
     Allowing the Company to continue to hold its investment in Callidus is not only consistent with the protection of investors, but it benefits the Company’s shareholders. Holding Callidus as an independently managed portfolio company ensures that the economic benefit to be derived from its operations will benefit the shareholders of the Company.
     Callidus will also not subject the Company’s shareholders to additional risks. Because Callidus will continue to be but one of the Company’s portfolio companies, continuing to hold it as a registered investment adviser should not adversely impact the Company’s risk profile. In addition, as discussed previously, the Company is legally and structurally insulated from liability, in connection with Callidus’ business. Therefore, from the perspective of the Company’s shareholders, the Company’s direct or indirect ownership of Callidus should be viewed no differently than the Company’s investment in its other portfolio companies.
     Lastly, continuing to hold Callidus is not inconsistent with the protection of the Company’s shareholders. The Company’s shareholders’ regulatory protections are in no way compromised if Callidus were to be registered and remain a portfolio company of the Company. To the contrary, the Company’s shareholders benefit from the fact that Callidus, like the Company, will be extensively regulated by the Commission. The Company, as a BDC, is subject to the regulatory rigors of the 1940 Act and Callidus, as a registered investment adviser, will be required to comply with the Advisers Act.
     E.   Allowing the Company to Continue to Hold Callidus is Appropriate in the Public Interest
     Section 6(c) of the 1940 Act provides in pertinent part that the Commission by rule, regulation or order may exempt any person or transaction or any class of persons or transactions from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
     The Company believes that this request is both necessary and appropriate in the public interest and consistent with the protection of investors because its continued success as a BDC is furthered by increasing the amount and diversification of the assets under its management, while capitalizing on its niche skill set. Such growth is important to the Company’s continued success. The Company further submits that Section 12(d)(3) should not prevent the Company’s shareholders from realizing the substantial benefits to be obtained through the Company’s continuing ownership of Callidus. As discussed above, Callidus is an independently managed portfolio company that has developed its own separate and independent credit process. It is not expected that Callidus will provide investment advice to the Company; however Callidus is expected to continue to provide certain portfolio administration services to the Company in connection with the Company’s management of its Managed Funds, focused on asset-level monitoring, trading, and reporting, not decisions related to asset acquisitions or dispositions within the Managed Funds.
     Finally, the Company believes that the requested relief does not pose the concerns meant to be addressed by Section 12(d)(3) and furthers the purposes of BDCs, in general. As mentioned previously, the 1940 Act was amended in 1980 in part “to facilitate the activities of business development companies, and to encourage the mobilization of capital for new, small and medium-size and independent business ...”35 This Congressional intent will be furthered by permitting the Company continue to own Callidus. The Company is merely continuing the development of its portfolio company. In addition, the Company will be able to leverage its

[35]	See Small Business Investment Incentive Act of 1980, supra note [22].

investment knowledge to support Callidus’ portfolio’s growth and investments in similar investments. Finally, if the requested relief is not granted, the Company will be forced to dispose of its interests in Callidus if, as expected, it becomes a registered investment adviser, thus losing the value of the growth potential of Callidus — a portfolio company that the Company has helped to create and grow.
     F. Conclusion
     Applicants believe that the majority-owned Callidus does not present the potential for the risks and abuses Section 12(d)(3) is intended to eliminate. Applicants believe that the standards set forth in Section 6(c) have been met. For the foregoing reasons, the Company respectfully requests that the Commission issue an order under Section 6(c) of the 1940 Act granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for the purpose of permitting the Company to hold at least a majority of the outstanding voting equity interests of Callidus as described in this Application on the basis that such ownership is in the best interests of the Company and its shareholders.
V. CONDITIONS
     The Applicants agree that the Order of the Commission granting the requested relief shall be subject to the following conditions:
1.	The Company will not dispose of the voting equity interests of Callidus if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding voting equity interests of Callidus unless the Company disposes of 100 percent of its interest in Callidus.

2.	The Board will review at least annually the investment management business of the Company and Callidus in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of Callidus and, if appropriate, will approve (by at least a majority of the directors of the Company who are not “interested persons” of the Company as defined by the 1940 Act) at least annually, such continuation.
VI.	THE DELEGATED AUTHORITY OF THE DIVISION OF INVESTMENT MANAGEMENT
     The Company submits that the Division of Investment Management has delegated authority to issue a notice with respect to this Application, and, assuming no hearing is requested, to issue the requested Order. The Commission’s Regulation 30-5 under the Exchange Act provides, in pertinent part, that the Director of the Division of Investment Management has delegated authority from the Commission, except as otherwise provided in that regulation:
“to issue notices ... with respect to applications for orders under the Act and the rules and regulations thereunder and . . . where, upon examination, the matter does not appear to the Director to present significant issues that have not been previously settled by the Commission or to raise questions of fact or policy indicating that the public interest or the interest of investors warrants that the Commission consider the matter.”36
Reg. § 200.30-5(a)(1)
     Corresponding authority is delegated to authorize the issuance of orders where a notice has been issued, no request for a hearing has been received, the Director believes that the matter presents no significant issues that have not been previously settled by the Commission, and it does

[36]	Reg. § 200.30-5(a)(1).

not appear to the Director to be necessary in the public interest or the interest of investors that the Commission consider the matter.37
     The Company submits that the relief requested presents no significant issues that have not previously been the subject of exemptive relief, including a number of orders in which that relief was itself granted pursuant to delegated authority.

[37]	Reg. § 200.30-5(a)(2).

VII.	AUTHORIZATION
     All actions necessary to authorize the execution and filing of this Application under the Company’s charter and other previous exemptive relief have been taken, and the person signing and filing this Application is authorized to do so on behalf of the Company.
     The verification required by Rule 0-2(d) under the 1940 Act is attached to Exhibit A. A proposed notice of the proceeding initiated by the filing of this Application is attached as Exhibit B. Resolutions, duly adopted by the Company’s Board and attached as Exhibit C, have authorized the Company’s officers to prepare, or cause to be prepared, and to execute and file with the commission this Application. All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company, have been complied with and the individual who signed and filed this Application is duly authorized to do so.

ALLIED CAPITAL CORPORATION
By:	/s/ Miriam G. Krieger
Miriam G. Krieger
Corporate Secretary

EXHIBIT INDEX

Description	Exhibit	Page No.
Verification	A

Resolutions of the Allied Capital Corporation Board of Directors Adopted July 25, 2008	B

DISTRICT OF COLUMBIA
     The undersigned states that she has duly executed the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 Granting an Exemption From Section 12(d)(3) of the Investment Company Act of 1940 dated August 7, 2009 for and on behalf of Allied Capital Corporation; that she is the Corporate Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Miriam G. Krieger Miriam G. Krieger
Corporate Secretary

EXHIBIT B
Resolutions of the Allied Capital Corporation
Board of Directors Adopted July 25, 2008

Resolutions of
Allied Capital Corporation Board of Directors
At a meeting held on July 25, 2008
WHEREAS, the Corporation currently holds a control investment in Callidus Capital Management, LLC (“Callidus”); and
WHEREAS, the Board of Directors anticipates that Callidus will continue to increase its funds under management and may be required to register as an investment adviser with the Securities and Exchange Commission (the “SEC” or the “Commission”); and
WHEREAS, the Board of Directors believes that the ability to continue to own Callidus as it continues to grow is in the best interests of the Corporation and its shareholders; and
WHEREAS, the ownership of a registered investment adviser may require certain exemptive relief from certain provisions of the Investment Company Act of 1940 (the “1940 Act”), which relief must be obtained from the SEC; and
WHEREAS, the Board of Directors has reviewed the proposed application for an order of the Commission granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to own a registered investment adviser (the “Exemptive Application”);
NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Compliance Officer, any Executive Vice President, the Treasurer, any Assistant Treasurer, the Secretary and/or any Assistant Secretary (each an “Authorized Officer”) shall be, and each of them individually hereby is, authorized and empowered to execute in the name of the Corporation and file with the SEC the Exemptive Application, substantially in the form as has been submitted to and considered by each member of the Board of Directors, with such changes therein as the Authorized Officers executing the same may consider advisable or necessary; and
FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Exemptive Application, including any attachments thereto, and any amendments thereto as such Authorized Officers in their discretion deem necessary or advisable in order to effectuate the foregoing resolutions; and
FURTHER RESOLVED, that all actions taken prior to the adoption of these resolutions by any Authorized Officer in connection with these matters referred to herein that would have been within the authority conferred hereby had these resolutions predated such actions be, and all such actions hereby are, confirmed, ratified and approved in all respects; and
FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.